April 11, 2025

Peter Fetzer
Partner
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202

        Re: ZEVRA THERAPEUTICS, INC.
            PREC14A filed April 10, 2025
            Filed by the Mangless Group
            SEC File No. 1-36913
Dear Peter Fetzer:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.
All defined terms used here have the same meaning as in your proxy statement.

PREC14A filed April 10, 2025
Letter to Shareholders, page i

1. We note the following statement in the Letter to Shareholders: "While the election at
       Zevra   s 2023 Annual Meeting of Stockholders brought about important change,
       including new leadership with extensive commercial experience, many other important issues remain unresolved to the detriment of all Zevra stockholders." As you allude to here, three of your Nominees were elected and have been members of the Company's board of directors since 2023. If both of your current Nominees are also elected, a majority of Zevra's board will be represented by your Nominees. In this context, it would be important for shareholders to understand what specific changes at
       Zevra they would attempt to effectuate. Please revise the proxy statement generally to describe any plans or any agenda items, including where you reference "unresolved issues" or "poor practices," and to generally be more specific about things you believe
 April 11, 2025
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       should be changed and how you would change them. See also our comments below.
Reasons for the Solicitation, page 8

2. Please expand to specifically identify the "poor governance practices" at Zevra which you assert are part of the reason you are conducting this solicitation. Describe any efforts made by your Nominees who were elected in 2023 and remain current board members to improve such practices since they were elected.
Proposal 1, Election of Directors, page 9

3.     We note the following statement in this section of the proxy statement:
"The
       Proponent is not seeking to acquire control of the Company." Balance this disclosure by revising to note that if both of your Nominees are elected to the board of directors, combined with your three Nominees who were elected in 2023, they will represent a majority of the board.
Voting and Voting Procedures, page 12

4.     Refer to the first sentence under "How do I vote by proxy?" on page 12.
The
       disclosure should be clarified to address the fact that the three identified voting options are available only for Proposal 2, and that there is a "WITHHOLD" option for
       Proposal 1 but no ability to abstain. See our comment below regarding the need to describe the effect of each voting option, pursuant to Item 21(b) of
Schedule 14A.
What happens if I return a BLUE proxy card but give voting instructions for fewer than two candidates?, page 14

5. Since there are only two board seats up for election at the annual meeting, the reference to the plural "Nominees" in the last sentence of this section should be clarified. Please revise.
What if I return a WHITE proxy card but give voting instructions for more than two candidates?, page 14

6. The reference to a WHITE proxy card in the heading to this section appears to be an error, since you are using a blue card. Please revise or advise. When are stockholder proposals and director nominations due for next year's annual meeting?, page 15

7. Provide the disclosure required by Rule 14a-5(e)(4) regarding the notice required by
       Rule 14a-19. See CDI 139.03 under "Proxy Rules" on our Web site at www.sec.gov, and in particular, the guidance applicable where the Company's bylaw provisions do not require the same disclosure as Rule 14a-19. It appears from the Company's proxy statement that the Company's bylaw provisions may not mirror the information required by Rule 14a-19. Please revise or advise.
Solicitation; Expenses, page 16

8. Note that if both of your Nominees are elected, directors you have nominated will represent a majority of the board and may effectively give you the ability to receive reimbursement from the Company for the expenses incurred in this solicitation. Please
 April 11, 2025
Page 3

       revise your disclosure to reflect this. In addition, note whether you will seek reimbursement for the expenses incurred for the prior solicitation in 2023.
Additional Participant Information, page 16

9. In the first sentence of this section, you identify the persons that "are anticipated to be" participants in the solicitation. Revise to definitively state the participants in the solicitation and avoid using the language cited in any future soliciting materials.
10. Refer to the last sentence of this section, where you state that you will deliver a proxy statement and form of proxy to holders of "at least 67% of the holders of the
       Company's voting shares in order to comply with Rule 14a-19(a)(3) under the
       Exchange Act." However, Rule 14a-19(a)(3) requires you to undertake to solicit the holders of shares representing at least 67% of the voting power of shares entitled to vote on the director election. Please revise.
Form of Proxy Card, page 17

11. Please revise to mark the form of proxy card as "Preliminary." See Rule 14a-6(e).
12. We note the reference to where proxy materials are available on the form of the proxy card. If shareholders may access your proxy filings on a Web site you have established pursuant to Rule 14a-16, consider also including that citation in the body of the proxy statement.
General

13. In an appropriate part of the proxy statement, describe the effect of a "WITHHOLD"
       or "ABSTAIN" vote on Proposals 1 and 2, respectively. See Item 21(b) of Schedule
       14A.
14. Describe the circumstances under which brokers will have discretionary authority to vote on the matters to be presented at the annual meeting, if they do not receive instructions from their clients.
15. As previously discussed, we have identified multiple posts by nominee Arthur Regan on the "Stocktwits" platform relating to this contest that appear to be soliciting materials. These solicitations were made before the Mangless Group's proxy statement was filed, were not filed on EDGAR, and did not contain the legend and participant information required by Rule 14a-12. Please advise, including by addressing how these activities comply with the proxy rules. We also direct your attention to
       Compliance and Disclosure Interpretation 164.02 (Satisfying Legend and Hyperlink
       Requirements) (April 21, 2014), which provides guidance on electronic communications including social media postings.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Christina Chalk at 202-551-3263. April 11, 2025
Page 4



                 Sincerely,

                 Division of Corporation Finance
                 Office of Mergers & Acquisitions